EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30				Year Ended December 31,
	2003		2002		2002		2001		2000		1999		1998

Net income	$63,184		$68,821		$142,202		$131,956		$126,271		$111,929		$81,341
Fixed charges	20,402		21,113		42,424		41,312		37,682		37,352		21,751
Adjusted earnings	$83,586		$89,934		$184,626		$173,268		$163,953		$149,281		$103,092

Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$20,402		$21,113		$42,424		$41,312		$37,682		$37,352		$21,751
Preferred distributions	7,390		3,563		7,572		7,125		7,125		5,106		—

Combined fixed charges and
Preferred distributions	$27,792		$24,676		$49,996		$48,437		$44,807		$42,458		$21,751

Ratio of earnings to combined fixed charges and preferred distributions	3.01	x	3.64	x	3.69	x	3.58	x	3.66	x	3.52	x	4.74	x